GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

RECEIVED
2004 APR 26 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024588

15 April 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Exemption File 82-5204

SUPPL

Dear Sirs,

Aviva plc - Notification of major interests in shares

For your information I enclose a copy of the above announcement.
Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
APR 28 2004
THOMSON FINANCIAL

Enc.

dlw 4/28

COMPLIANCE/SEC/COR/notification of press release

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. **Name of company**	2. **Name of shareholder having a major interest**
GKN PLC	AVIVA PLC

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**	4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
HOLDING OF SHAREHOLDER NAMED IN 2 ABOVE	BNY NORWICH UNION NOMINEES LTD - 6,687,936 CHASE GA GROUP NOMINEES LTD - 11,192,347 CHASE NOMINEES LTD - 1,627,829 CUIM NOMINEE LTD - 8,299,968 RBSTB NOMINEES LTD - 965,000 BT GLOBENET NOMINEES LTD - 10,280 HIBERNIAN INVESTMENT MANAGERS LTD - 147,219

5. **Number of shares/amount of stock acquired**	6. **Percentage of issued class**	7. **Number of shares/amount of stock disposed**	8. **Percentage of issued class**
		777,784	0.01

9. **Class of security**	10. **Date of transaction**	11. **Date company informed**
ORDINARY SHARES OF 50P EACH	6 APRIL 2004	8 APRIL 2004

12. **Total holding following this notification**	13. **Total percentage holding of issued class following this notification**
28,930,579	3.94

14. **Any additional information**	15. **Name of contact and telephone number for queries**
	PHIL HIGGINS 01527 533 235

16. **Name and signature of authorised company official responsible for making this notification**
PHIL HIGGINS SENIOR SECRETARIAL ASSISTANT
Date of notification 8 APRIL 2004